UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

GSW Immobilien AG

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

Deutsche Wohnen AG

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

ISIN: DE000A0HN5C6

CUSIP: Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Ulrike Hantschel

General Counsel

GSW Immobilien AG

Charlottenstrasse 4

10969 Berlin

Germany

Telephone: +49 (0) 30 2534 2004

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Dirk Sonnberg

Managing Director Legal/Compliance

Deutsche Wohnen AG

Mecklenburgische Strasse 57

14197 Berlin

Germany

Telephone: +49 (0) 30 89786 5450

September 4, 2014

(Date Exchange Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No.

A.

English translation of the compensatory offer (Abfindungsangebot, the “Settlement Offer”) setting forth the terms and conditions of the offer by Deutsche Wohnen AG (“Deutsche Wohnen”) to acquire seven (7) shares of GSW Immobilien AG (“GSW”) held by third-party shareholders in exchange for three (3) shares of Deutsche Wohnen, in connection with the conclusion of a domination agreement (Beherrschungsvertrag) between Deutsche Wohnen and GSW.*

B.	Securities prospectus of Deutsche Wohnen, dated September 3, 2014, relating to the Settlement Offer (the “Securities Prospectus”).*

*	Previously furnished to the Commission as part of Form CB on September 4, 2014.

Item 2.	Informational Legends

The following legend has been included on a webpage required to be clicked through prior to accessing the Settlement Offer and the Securities Prospectus, which have been published on Deutsche Wohnen’s website in accordance with German legal requirements:

“IMPORTANT NOTICE TO U.S. SHAREHOLDERS OF GSW IMMOBILIEN AG

The settlement offer described in the following documents will be made for the securities of Deutsche Wohnen AG (“Deutsche Wohnen”), a German company and is subject to German disclosure requirements, which are different from those of the United States. The financial information included in the German securities prospectus relating to the settlement offer has been prepared in accordance with accounting standards applicable in Germany and thus may not be comparable to financial information of United States companies.

It may be difficult for you to enforce your rights and any claim arising out of the U.S. federal securities laws, since Deutsche Wohnen is located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue Deutsche Wohnen or its officers or directors in a foreign court for violations of the U.S. securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.”

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

C.	Ad Hoc release announcing the intention of Deutsche Wohnen AG and GSW Immobilien AG to enter into a domination agreement, dated March 7, 2014.*

D.

Joint Report of the Management Board of GSW Immobilien AG and of the Management Board of Deutsche Wohnen AG on the Domination Agreement between GSW Immobilien AG and Deutsche Wohnen AG pursuant to Section 293a of the German Stock Corporation Act, dated April 30, 2014 (including the domination agreement (Beherrschungsvertrag) between Deutsche Wohnen AG, Frankfurt am Main, and GSW Immobilien AG, Berlin, dated April 30, 2014).*

E.

The court-appointed contract auditor’s report on the examination of the appropriateness of the compensation (Section 304 AktG) and the settlement (Section 305 AktG) in the domination agreement between Deutsche Wohnen AG, Frankfurt am Main, and GSW Immobilien AG, Berlin, dated April 25, 2014.*

F.

English translation of the publication in the German Federal Gazette (Bundesanzeiger) relating to the adjustment of the exchange ratio for minority shareholders of GSW Immobilien AG regarding the exchange of GSW Immobilien AG shares into Deutsche Wohnen AG shares, dated June 5, 2015.

G.

English translation of the publication on Deutsche Wohnen’s website relating to the adjustment of the exchange ratio for minority shareholders of GSW Immobilien AG regarding the exchange of GSW Immobilien AG shares into Deutsche Wohnen AG shares, dated June 5, 2015.

*	Previously furnished to the Commission as part of Form CB on September 4, 2014.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Deutsche Wohnen with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on September 4, 2014.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Andreas Segal	/s/ Lars Wittan
(Signature)	(Signature)

Andreas Segal, Member of the Management Board of Deutsche Wohnen AG	Lars Wittan, Member of the Management Board of Deutsche Wohnen AG

(Name and Title)	(Name and Title)

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